

METLIFE OF CT SA 11	RR Donnelley ProFile	PA8710AM007129 11.5.22	MARstamd0sw	06-Nov-2014 16:09 EST		817502 PRO 16	4*
333-197658 METLIFE A	START PAGE		LNF	31-Oct-2014 17:00 EST	COMP	PS PMT	1C

4. EXPENSES

There are charges and other expenses associated with the contract which reduce the return on your investment in the contract. These charges and expenses are:

Separate Account Annual Expenses

Each day, we make a deduction for Separate Account Annual Expenses (the Annual Mortality and Expense charge and the Preservation and Growth Rider (PGR) Fee Rate, each described below). We do this as part of our calculation of the value of the Accumulation Units. Total Separate Account Annual Expenses will not exceed 2.50%. If the Separate Account Annual Expense charges are inadequate to cover the actual expenses of mortality, maintenance, and administration, we will bear the loss. If the charges exceed the actual expenses, we will add the excess to our profit and it may be used to finance distribution expenses or for any other purpose.

Annual Mortality and Expense Charge. We assess a daily mortality and expense charge that is equal, on an annual basis, to 0.70% of the average daily net asset value of each Investment Option. This charge compensates us for mortality risks we assume for the Annuity Payment and death benefit guarantees made under the contract. These guarantees include making Annuity Payments that will not change based on our actual mortality experience, and providing a guaranteed minimum death benefit under the contract. The charge also compensates us for expense risks we assume to cover contract maintenance expenses. These expenses may include issuing contracts, maintaining records, making and maintaining subaccounts available under the contract and performing accounting, regulatory compliance, and reporting functions. This charge also compensates us for costs associated with the establishment and administration of the contract.

Preservation and Growth Rider (PGR) Fee Rate. The contract is issued with a guaranteed minimum accumulation benefit called the Preservation and Growth Rider (PGR). We assess a daily charge for the PGR equal to your current PGR Fee Rate that will not exceed the Maximum PGR Fee Rate. The Maximum PGR Fee Rate is equal, on an annual basis, to 1.80% of the average daily net asset value of each Investment Option. This charge compensates us for the risks we assume in providing the guarantees under the PGR. If the PGR is terminated according to its terms, we will no longer assess the charge for the PGR effective the Business Day following the date of termination.

Once your contract is issued, your PGR Fee Rate will not change unless you elect an Optional Step Up and it takes effect, as described below (see "Increases to PGR Fee Rate").

Initial PGR Fee Rate. The initial PGR Fee Rate applicable to new contract purchases is determined in our sole discretion based on current economic factors including interest rates and equity market volatility but will not exceed the Maximum PGR Fee Rate. Generally, the rate may increase if there is an increase in equity market volatility, a decrease in prevailing interest rates, or both. This rate structure is intended to help us provide the guarantees under the rider. This initial PGR Fee Rate for new contracts may be higher or lower than the PGR Fee Rate for existing contracts, but your PGR Fee Rate will not change as a result. See the first hypothetical example below.

The initial PGR Fee Rate applicable to new contract purchases is set forth in a supplement to this prospectus. The supplement indicates the PGR Fee Rate, its effective period, and the dates by which your application must be 1) signed and 2) received in Good Order at our Annuity Service Office for a contract to be issued with that PGR FEE Rate. Approximately three weeks before the end of the indicated effective period, the PGR Fee Rate for the next effective period will be disclosed in a new prospectus supplement. Your application must be signed and received at our Annuity Service Office in Good Order prior to the close of the New York Stock Exchange on the the dates indicated in the new supplement in order to be issued a contract with the applicable PGR Fee Rate for that effective period. Please speak with your registered representative if you have any questions.

Increases to PGR Fee Rate. If you elect an Optional Step Up, we may increase your PGR Fee Rate applicable beginning the first Business Day after the Contract Anniversary on which the Optional Step Up takes effect. If we increase your PGR Fee Rate upon an Optional Step-Up, your new PGR Fee Rate will be a rate we choose and will not exceed the lower of (a) 1.80% (the Maximum PGR Fee Rate) or b) the initial PGR Fee Rate applicable to the same rider with the same benefits, if available, for new contracts purchased at the time of the Optional Step Up. Your PGR Fee Rate will not decrease, even if the initial PGR Fee Rate applicable to new contracts at the time of the Optional Step Up is lower than your PGR Fee Rate. See the hypothetical examples below.

In the event you are eligible for an Optional Step Up, you will be notified in writing a minimum of 30 days in advance of the applicable Contract Anniversary. This communication will state your Account Value and PGR Amount as of the date it is generated, as well as the PGR Fee Rate that will apply if the Optional Step Up is elected and takes effect. If you elect an Optional Step Up and as a result your PGR Fee Rate is increased, the new PGR Fee Rate also will be indicated on the statement confirming your Optional Step Up, and thereafter your PGR Fee Rate will remain the same unless you